

02007999

11/15/02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35021

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING September 1, 2001 (MM/DD/YY) AND ENDING August 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Beerbaum & Beerbaum Financial & Insurance Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2881 Roblar Road
(No. and Street)

Petaluma	California	94942
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hans N. Beerbaum (707) 664-8535
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation
(Name — if individual, state last, first, middle name)

9010 Corbin Avenue, Suite 7	Northridge	California	91324
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Hans N. Beerbaum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Beerbaum & Beerbaum Financial & Insurance Services, Inc., as of August 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of Sonoma
Subscribed and sworn (or affirmed) to before me this 17 day of October, 2002

Notary Public

Signature

President
Title


KENNETH JACOBS
Comm. # 1253537
NOTARY PUBLIC-CALIFORNIA
Sonoma County
My Comm. Expires March 12, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).


SEC MAIL PROCESSING
RECEIVED
NOV 0 5 2002
WASH, D.C.
180
SECTION

Beerbaum & Beerbaum Financial and Insurance Services, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended August 31, 2002

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
Beerbaum & Beerbaum Financial and Insurance Services, Inc.

I have audited the accompanying statement of financial condition of Beerbaum & Beerbaum Financial and Insurance Services, Inc. as of August 31, 2002, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Beerbaum & Beerbaum Financial and Insurance Services, Inc. as of August 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.



Kevin G. Breard
Certified Public Accountant

Northridge, California
September 24, 2002

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Beerbaum & Beerbaum Financial and Insurance Services, Inc.
Statement of Financial Condition
August 31, 2002

Assets

Cash and cash equivalents	$ 33
Furniture and equipment, net of accumulated depreciation of $46,759	13,340
Note receivable	2,700
Cash surrender value of life insurance	88,623
Total assets	$ 104,696

Liabilities & Stockholders' Equity

Liabilities	
Short-term bank loans	$ 1,877
Payroll taxes payable	2,025
Income taxes payable	795
Pension payable	7,018
Loan payable	6,330
Life insurance payable	10,913
Loan from stockholder	1,166
Total liabilities	30,124
Stockholders' equity	
Common stock, $0.50 par value; 10,000 shares authorized; 1,000 issued and outstanding	500
Additional paid-in capital	18,051
Retained earnings	56,021
Total stockholders' equity	74,572
Total liabilities & stockholders' equity	$ 104,696

The accompanying notes are an integral part of these financial statements.

Beerbaum & Beerbaum Financial and Insurance Services, Inc.
Statement of Income
For the Year Ended August 31, 2002

Revenues	
Commissions	$ 125,784
Translation income	27,485
Gains (losses) on cash surrender value of life insurance	5,048
Interest and dividends	840
Total revenue	159,157
Expenses	
Employee compensation and benefits	71,287
Commissions	36,251
Communications	1,307
Interest	1,674
Occupancy and equipment rental	611
Taxes, other than income	11,708
Other expenses	25,583
Total expenses	148,278
Income before income tax provision	10,879
Income tax provision	
Income tax provision	4,126
Total income tax provision	4,126
Net income	$ 6,753

The accompanying notes are an integral part of these financial statements.

Beerbaum & Beerbaum Financial and Insurance Services, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended August 31, 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, at August 31, 2001	$ 500	$ 18,051	$ 49,268	$ 67,819
Net income	–	–	6,753	6,753
Balance, at August 31, 2002	$ 500	$ 18,051	$ 56,021	$ 74,572

The accompanying notes are an integral part of these financial statements.

Beerbaum & Beerbaum Financial and Insurance Services, Inc.
Statement of Changes in Cash Flows
For the Year Ended August 31, 2002

Cash flow from operating activities		
Net income		$ 6,753
Adjustments to reconcile net income to net cash and cash equivalents provided by operating activities:		
Depreciation	$ 4,312	
(Increase) decrease in:		
Prepaid income taxes	800	
Cash surrender value of life insurance	(5,048)	
(Decrease) increase in:		
Payroll taxes payable	(88)	
Income taxes payable	795	
Pension payable	1,755	
Total adjustments		2,526
Net cash and cash equivalents provided by operating activities		9,279
Cash flows from investing activities		
Purchase of furniture and equipment	(1,939)	
Net cash and cash equivalents used in investing activities		(1,939)
Cash flows from financing activities		
Repayment of loans from stockholder	(3,634)	
Repayment of bank overdraft	(270)	
Repayment of loan payable	(2,860)	
Repayment of loan from life insurance	(543)	
Net cash and cash equivalents used in financing activities		(7,307)
Net increase in cash and cash equivalents		33
Cash and cash equivalents at the beginning of the year		–
Cash and cash equivalents at the end of the year		$ 33

Supplemental disclosure of cash flow information

Cash paid during the period ended August 31, 2002	
Income taxes	$ 2,531
Interest	$ 1,674

The accompanying notes are an integral part of these financial statements.

Beerbaum & Beerbaum Financial and Insurance Services, Inc.
Notes to Financial Statements
For the Year Ended August 31, 2002

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Beerbaum & Beerbaum Financial and Insurance Services, Inc. (the "Company") was formed as a California Corporation in September of 1983. As a broker/dealer in the securities industry the Company sells mutual funds, variable annuities and insurances. The Company also does non-securities related business to a very limited number of customers, translating Russian science journal to English. The Company is a member of the National Association of Securities Dealers Regulation (NASDR), and the Securities Investors Protection Corporation (SIPC).

The Company earned 17% of its total revenue from non-securities based translation income.

Summary of Significant Accounting Principles

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Property and equipment are depreciated over their estimated useful lives ranging from five (5) to (7) years by the straight-line method.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

Beerbaum & Beerbaum Financial and Insurance Services, Inc.
Notes to Financial Statements
For the Year Ended August 31, 2002

Note 2: EQUIPMENT, NET

The furniture, and equipment are recorded at cost.

		Depreciable Life Years
Furniture & fixtures	$ 2,950	7
Equipment	40,932	5
Vehicle	16,217	5
Subtotal	60,099	
Less accumulated depreciation	(46,759)	
Property and equipment, net	$ 13,340	

Depreciation expense for the year ended August 31, 2002 was $4,312.

Note 3: CASH SURRENDER VALUE OF LIFE INSURANCE

The Company carries several life insurance policies on its books. These policies are owned by the Company, with the Company listed as the beneficiary. These policies are carried at their cash surrender value, with resulting gains and losses included in revenues. The face value of the life insurance policies at August 31, 2002, was $669,951, covering the officers and key personnel.

At August 31, 2002 the cash surrender value of the life insurance policies was $88,623.

At August 31, 2002 there was also a loan from one of the life insurance policies of $10,913. The cash surrender value of $39,767, on that policy, serves as collateral for the loan.

Note 4: PENSION PLAN

The Company maintains an employee profit sharing plan. The contributions are based upon a percentage of gross allowable compensation for eligible employees limited to a maximum of 15%. For the year ended August 31, 2002 the Company contributed $9,150 to the plan.

Note 5: INCOME TAXES

For the year ended August 31, 2002, the Company recorded the following tax provision.

Current Federal Taxes	$ 1,976
Current State Taxes	2,150
Total income tax provision	$ 4,126

Note 6: COMPUTATION OF NET CAPITAL

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day to day, but on August 31, 2002, the Company's net capital of $58,532 exceeded the minimum net capital requirement by $53,532; and the Company's ratio of aggregate indebtedness ($30,124) to net capital was 0.51 to 1, which is less than the 15 to 1 maximum ratio required of a Broker/Dealer.

Beerbaum & Beerbaum Financial and Insurance Services, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
For the Year Ended August 31, 2002

Computation of net capital		
Stockholders' equity		
Common stock	$ 500	
Additional paid-in capital	18,051	
Retained earnings	56,021	
Total stockholders' equity		74,572
Less:		
Non allowable assets:		
Equipment, net	(13,340)	
Note receivable	(2,700)	
Net adjustments to capital		(16,040)
Net Capital		58,532
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 2,008	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 53,532
Percentage of aggregate indebtedness to net capital	0.51:1	

There was no material difference in net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated August 31, 2002.

See independent auditor's report.

Beerbaum & Beerbaum Financial and Insurance Services, Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
For the year ended August 31, 2002

A computation of reserve requirement is not applicable to Beerbaum & Beerbaum Financial and Insurance Services, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2).

See independent auditor's report.

Beerbaum & Beerbaum Financial and Insurance Services, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
For the year ended August 31, 2002

Information relating to possession or control requirements is not applicable to Beerbaum & Beerbaum Financial and Insurance Services, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2).

See independent auditor's report.

Beerbaum & Beerbaum Financial and Insurance Services, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended August 31, 2002

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
Beerbaum & Beerbaum Financial and Insurance Services, Inc.

In planning and performing my audit of the financial statements of Beerbaum & Beerbaum Financial and Insurance Services, Inc. for the year ended August 31, 2002, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by Beerbaum & Beerbaum Financial and Insurance Services, Inc. including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at August 31, 2002 to meet the SEC 's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Kevin G. Breard
Certified Public Accountant

Northridge, California
September 24, 2002